Exhibit 99.4
Wipro Limited — Results for the Quarter ended June 30, 2008
WIPRO LIMITED, CONSOLIDATED AUDITED SEGMENT REPORT
FOR THE QUARTER ENDED JUNE 30, 2008

	Rs. in Million

	Quarter Ended June 30,			Year Ended
Particulars	2008	2007	Growth %	March 31, 2008

Revenues
IT Services	44,045	31,597	39%	146,626
IT Products	7,463	5,175	44%	26,400
Consumer Care and Lighting	5,127	2,343	119%	15,207
Others	3,286	2,738	20%	11,691
Eliminations	(254)	(63)		(349)

TOTAL	59,667	41,789	43%	199,575

Profit before Interest and Tax — PBIT
IT Services	9,186	6,695	37%	31,290
IT Products	249	234	7%	1,227
Consumer Care and Lighting	609	305	100%	1,900
Others	180	59		770

TOTAL	10,224	7,293	40%	35,187

Interest (Net) and Other Income	285	868		1,883

Profit Before Tax	10,509	8,161	29%	37,070

Income Tax expense including Fringe Benefit Tax	(1,526)	(1,005)		(4,550)

Profit before Share in earnings of associates and minority interest	8,983	7,156	26%	32,520
Share in earnings of associates	107	97		333
Minority interest	(12)	3		(24)

PROFIT AFTER TAX	9,078	7,256	25%	32,829

EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	6.25	5.00		22.62
Diluted (in Rs.)	6.21	4.98		22.51

Operating Margin
IT Services	21%	21%		21%
IT Products	3%	5%		5%
Consumer Care and Lighting	12%	13%		12%

TOTAL	17%	17%		18%

CAPITAL EMPLOYED
IT Services and Products	90,421	54,184		93,969
Consumer Care and Lighting	17,746	2,825		17,292
Others	61,019	46,666		50,659

TOTAL	169,186	103,675		161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	53%	52%		58%
Consumer Care and Lighting	10%	3%		11%
Others	36%	45%		31%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	41%	51%		44%
Consumer Care and Lighting	14%	42%		19%

TOTAL	25%	29%		27%

Notes to Segment Report
a)	Until March 31, 2008 the Company was reporting Global IT Services & Products (comprising of IT Services & Products and BPO Services segments), India & AsiaPac IT Services & Products, Consumer Care & Lighting and Others.

In April 2008 the Company re-organized its IT businesses by combining the Global IT Services & Products and the India & AsiaPac IT Services & Products businesses and appointed joint CEOs for the combined IT business. Consequent to the re-organization of the Company, the Company changed its system of internal financial reporting to the board of directors and the chief executive officer wherein the financial results are reported as IT Services and IT Products. Accordingly, the Company identified IT services and IT products as reportable segments. There is no change in the reportable segments for other businesses. Segment information in respect of earlier period has been revised to conform to the presentation as per current reportable segments.

b)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

c)	Segment revenue resulting from transactions with other business segments is accounted on the basis of transfer price agreed between the segments. Such transfer prices are either determined to yield a desired margin or agreed on a negotiated basis.

d)	PBIT for the quarter ended June 30, 2008 is after considering restricted stock unit amortization of Rs 433 Million (2007: Rs 286 Million and 2008: 1,166 Million).

e)	Capital employed of segments does not include current liabilities. The net current liability of segments is as follows :–

	(Rs. in Million)

	As of June 30,		As of
Particulars	2008	2007	March 31, 2008

IT Services and Products	44,726	23,989	30,456

Consumer Care and Lighting	3,983	1,684	3,382
Others	22,645	7,446	20,582

	71,354	33,119	54,420

f)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

	(Rs. in Million)

	Quarter ended June 30,			Year ended March 31,
Particulars	2008	%	2007	%	2008	%

India	12,558	21	10,185	24	48,847	24
United States of America	26,189	44	19,153	46	87,439	44
Europe	14,473	24	10,545	25	48,259	24
Rest of the World	6,448	11	1,906	5	15,030	8

	59,668		41,789		199,575

g)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.
Notes to Audited Financial Statements:
1.	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on July 18, 2008.

2.	Status of Redressal of Complaints received for the period from April 1, 2008 to June 30, 2008

		Opening	Complaints	Complaints
Sl.		Balance for the	received during	disposed during
No.	Nature of Complaints	Quarter	the quarter	the quarter	Unresolved

1	Non-Receipt of Securities	—	3	3	—
2	Non-Receipt of Annual Reports	—	10	10	—
3	Correction / Revalidation of dividend warrants	—	86	86	—
4	SEBI / Stock Exchange Complaints	—	0	0	—
5	Non-Receipt of Dividend warrants	—	32	32	—

	Total	—	131	131	—

3.	The total revenues represent the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income in the financial statements.

4.	In accordance with Accounting Standard 21 ‘Consolidated Financial Statements’ and Accounting Standard 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (ICAI), the condensed consolidated financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.

5.	In December 2007, the ICAI issued Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after April 1, 2009 and mandatory in respect of accounting periods commencing on or after April 1, 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged.

On April 1, 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30.

AS 30 states that particular sections of other accounting standards; Accounting Standard (AS) 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, Accounting Standard (AS) 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and Accounting Standard (AS) 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, would stand withdrawn from the date AS 30 becomes mandatory.

Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 – relating to Contingencies, AS 11 – relating to Forward Contracts and AS 13 until AS 30 becomes mandatory.
WIPRO LIMITED — CONSOLIDATED AUDITED
FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2008

		Rs. in Million

				Previous accounting
		3 months ended		year ended
		30 June 2008	30 June 2007	31 March 2008
	Particulars	Audited	Audited	Audited

1	Net Income from Sales/Services	59,811	42,033	200,195

2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	(522)	277	(403)
	b) Consumption of raw materials	4,782	4,328	17,090
	c) Purchase of traded goods	6,322	2,692	19,576
	d) Other expenditure	29,721	21,420	99,016

3	Gross Profit (1–2)	19,508	13,316	64,916

4	General and Administrative expenses	3,181	2,018	10,602
5	Selling and Distribution expenses	4,525	2,829	13,971
6	Depreciation	1,578	1,176	5,358

7	Operating Profit before interest (3) – (4+5+6)	10,224	7,293	34,985

8	Interest expense	775	131	1,690
9	Exceptional Items	—	—	—

10	Operating Profit after interest and Exceptional Items (7–8–9)	9,449	7,162	33,295

11	Other investment income	1,060	999	3,775

12	Profit from Ordinary Activities before tax (10+11)	10,509	8,161	37,070

13	Tax Expense	1,526	1,005	4,550

14	Net Profit from Ordinary Activities after tax (12–13)	8,983	7,156	32,520

15	Minority Interest	(12)	3	(24)
16	Share in Earnings of Associates	107	97	333
17	Extraordinary items (net of tax expense)	—	—	—

18	Net Profit for the period (14+15+16–17)	9,078	7,256	32,829

19	Paid up equity share capital (Face value Rs. 2 per share)	2,924	2,918	2,923
20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year			113,991

21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in Rs.)	6.25	5.00	22.62
	Diluted (in Rs.)	6.21	4.98	22.51
	After extraordinary items (not annualised)
	Basic (in Rs.)	6.25	5.00	22.62
	Diluted (in Rs.)	6.21	4.98	22.51

22	Public shareholding*
	Number of shares	277,621,232	275,377,965	277,096,250
	Percentage of holding	18.99%	18.87%	18.96%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	25,173	18,088	82,726

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
Notes (Continued) :
Until March 31, 2008 the Company applied the recognition and measurement principles as set out in AS 30 in accounting for derivatives and hedge accounting. Changes in the fair values of derivative financial instruments designated as cash flow hedges were recognized directly in shareholders’ funds and reclassified into the profit and loss account upon the occurrence of the hedged transaction. The Company also designated derivative financial instruments as hedges of net investments in non-integral foreign operation. The portion of the changes in fair value of derivative financial instruments that was determined to be an effective hedge is recognised in the shareholders’ funds and was recognised in the profit and loss account upon sale or disposal of related non-integral foreign operation. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognized in the profit and loss account as they arose.

As the Company was applying the transitional principles of AS 30 in respect of its accounting for derivative financial instruments in relation to derivative and hedge accounting, the early adoption of AS 30 did not have a material impact on the Company.

As permitted by AS 30 and the consequent limited revisions to other accounting standards; during the quarter ended June 30, 2008 the Company designated a yen-denominated foreign currency borrowing along with a floating-for-floating Cross-Currency Swap (CCS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. Accordingly the translation loss on the foreign currency borrowings and portion of the changes in fair value of CCS which are determined to be effective hedge of net investment in non-integral foreign operations aggregating to Rs. 660 million is recognized in shareholders’ funds and would be transferred to profit and loss account upon sale or disposal or non-integral foreign operations.

If the Company had continued to apply the provisions of AS 11 to the foreign currency borrowing and not considered it as hedge of net investment as permitted under AS 30 and the consequent limited revision to other accounting standards, the translation loss on the foreign currency borrowing would have been recorded in the profit and loss account. Consequently, the foreign currency borrowing combined with CCS would not have qualified for hedge accounting and therefore changes in fair value of CCS would also have been recorded in profit and loss account. As a result profit after tax for the quarter ended June 30, 2008 would have been lower by Rs. 660 million.

Derivatives:

As of June 30, 2008 the Company had derivative financial instruments to sell USD 2,639 Million, GBP 75 Million, EUR 18 Million and JPY 7,682 Million relating to highly probable forecasted transactions. As of March 31, 2008 the Company had derivative financial instruments to sell USD 2,497 Million, GBP 84 Million, EUR 24 Million and JPY 7,682 Million relating to highly probable forecasted transactions. As of June 30, 2008 the Company has recognised mark-to-market losses of Rs. 9,344 Million (2008: Rs. 1,097 Million) relating to derivative financial instruments that are designated as effective cash flow hedges in the shareholders’ funds.

In addition, as of June 30, 2008 the Company had derivative financial instruments to sell USD 306 Million and EUR 65 Million designated as hedge of net investment in non-integral foreign operations. Further, the Company designated a yen-denominated foreign currency borrowing amounting to Yen 28 Billion along with a related floating-for-floating Cross-Currency Swap (CCS), as hedging instrument to hedge net investment in non-integral foreign operation. The Company has recognized mark-to-market losses of Rs 3,273 Million (2008: Rs.495 Million) relating to the above financial instruments that are designated as hedges of net investment in non-integral foreign operations in translation reserve in the shareholder’s funds.

As of June 30, 2008 the Company had undesignated derivative financial instruments to sell USD 266 Million, GBP 55 Million and EUR 33 Million. As of March 31, 2008 the Company had undesignated derivative financial instruments to sell USD 414 Million, GBP 58 Million and EUR 39 Million. As of June 30, 2008 the Company has recognized mark-to-market gain/ (losses) on such derivative financial instruments through the profit and loss account.

6.	Employees covered under Stock Option Plans and Restricted Stock Unit (RSU) Option Plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for aforementioned stock option plans is generally 10 years.

The stock compensation cost is computed under the intrinsic value method and amortised on a straight line basis over the total vesting period of five years. The Company has granted 8,311,634 Options under RSU Options Plan and 120,000 options under Stock Options Plan during the quarter ended June 30, 2008

For the quarter ended June 30, 2008 the Company has recorded stock compensation expense of Rs. 433 Million (2007: Rs.286 Million, 2008: Rs.1,166 Million).

The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize the cost on an accelerated basis, profit after taxation for the quarter ended June 30, 2007 and 2008 would have been lower by Rs.153 Million (2007: Rs.76 Million, 2008: Rs.231 Million).This would effectively increase/ decrease, as the case may be, the profit after taxation in later periods by similar amounts.

7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2008, which have been submitted to the stock exchanges and are available on the website of the company www.wipro.com and the stock exchanges.

8.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended June 30, 2008. The stand-alone financial results of Wipro Limited for the quarter ended June 30, 2008 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nse-india.com

By order of the board,
Azim H Premji Chairman
Place: Bangalore
Date: July 18, 2008

WIPRO LIMITED
Regd. Office: Doddakannelli
Sarjapur Road, Bangalore-560035.
www.wipro.com